July 30, 2019

Ian Huen
Chief Executive Officer and Executive Director
Aptorum Group Ltd
17th Floor, Guangdong Investment Tower
148 Connaught Road Central
Hong Kong

       Re: Aptorum Group Ltd
           Registration Statement on Form F-1
           Filed July 2, 2019
           File No. 333-232510

Dear Mr. Huen:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 filed July 2, 2019

Establishment of Smart-ACT Platform, page 8

1. Clarify what it means to "successfully screen" compounds against a target by clarifying what results would be deemed successful.
Smart Pharma Token, page 8

2. We note your disclosure that SMPT tokens will be issued in transactions exempt from the registration requirements of the Securities Act pursuant to Regulation
S. The basis for
       your reliance on Regulation S is unclear in light of the prominence of the disclosure in your registration statement and the materials provided on the SMTPH website. Please provide a detailed legal and factual analysis supporting your determination that these are
 Ian Huen
FirstName LastNameIan Huen
Aptorum Group Ltd
Comapany NameAptorum Group Ltd
July 30, 2019
July 30, 2019 Page 2
Page 2
FirstName LastName
         not directed selling efforts in the U.S. Additionally, tell us what restrictions are in place to ensure that US persons are not able to access the trading platform(s) on which SMPT tokens are listed or acquire SMPT tokens.
3. Your disclosure on page 8 indicates that the Pharma Token tokenizes rights to a "portion"
         of the royalty income derived from the commercialization of intellectual property rights of drug candidates discovered under your Smart-ACT platform. Please revise to quantify the portion of the royalties token holders will be entitled to. We note that materials appearing on the Smart Pharma website are inconsistent with some materials indicating that token holders are entitled to net profits from Smart Pharmaceutical Limited Partnership, and others indicating that token holders are entitled to royalties upon commercialization, a percentage of sublicensing revenue and consideration for assignment of intellectual property rights to third parties. Please revise your disclosure to clarify how the amounts payable to token holders will be determined and when you are required to make these payments..
4. Please disclose whether you expect the proceeds from token sales to fund all of Smart
         Pharma's operations, including validation and assessment of candidates, operation and improvement of the platform, legal/professional fees and exchange listing costs.
         Additionally, clarify how you will define the portion of royalties/profits that token holders receive. For example, will it be based on the percentage of Smart Pharma's operations funded by token sales relative to funding you provide?
5. Please clarify whether distributions to token holders will be considered dividends and whether they will be limited to profits or your share premium account. Risk Factors, page 12

6. Please consider including a risk factor disclosing the token holders' security interest in
         Smart Pharma's assets, including current and future intellectual property. Alternatively, explain why the security interest does not present a risk to your investors.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Ian Huen
Aptorum Group Ltd
July 30, 2019
Page 3

       You may contact Jeffrey Gabor at 202-551-2544 or Suzanne Hayes at 202-551-3675 with any questions.



                                                       Sincerely,
FirstName LastNameIan Huen
                                                       Division of Corporation
Finance
Comapany NameAptorum Group Ltd
                                                       Office of Healthcare &
Insurance
July 30, 2019 Page 3
cc:       Louis Taubman, Esq.
FirstName LastName